                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                              HALSEY DRUG CO., INC.
                    -----------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   4063691087
                    -----------------------------------------
                                 (CUSIP Number)

                                Peter A. Clemens
                              Halsey Drug Co., Inc.
                             695 No. Perryville Road
                            Rockford, Illinois 61107

                            Tel. No.: (815) 399-2060
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                December 20, 2002
           -----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       PETER A. CLEMENS
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)   [ ]

                                                                    (b)   [X]
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3      SEC USE ONLY
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4      SOURCE OF FUNDS*

       PF
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                              [ ]
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6      CITIZENSHIP OR PLACE OF ORGANIZATION

       ILLINOIS
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    NUMBER OF       7       SOLE VOTING POWER

      SHARES                722,294
                    ------------------------------------------------------------
   BENEFICIALLY     8       SHARED VOTING POWER

     OWNED BY               722,294(1)
                    ------------------------------------------------------------
       EACH
                    9       SOLE DISPOSITIVE POWER
    REPORTING

                            722,294
                    ------------------------------------------------------------
     PERSON
                    10      SHARED DISPOSITIVE POWER
      WITH
                            722,294(1)
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       722,294(1)
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                            [X](1)
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       3.32%
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14     TYPE OF REPORTING PERSON*

       IN
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----------------------
(1) The Reporting Person disclaims ownership of 79,941,078 Shares, which may be deemed beneficially owned by him. See Item 4 below.

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                                  SCHEDULE 13D                Page 3 of 10 Pages

Item 1.  Security and Issuer.

         This statement on Schedule 13D (this "Schedule 13D") relates to the Common Stock, par value $0.01 per share (the "Shares"), of Halsey Drug Co., Inc., a New York corporation (the "Company"). The principal executive offices of the Company are located at 695 N. Perryville Road, Crimson Building No. 2, Unit 4, Rockford, Illinois 61107.

Item 2.  Identity and Background.

                  (a) This Schedule 13D is being filed by Peter A. Clemens, an individual (the "Reporting Person").

                  (b) The Reporting Person's business address is c/o Halsey Drug Co., Inc., 695 N. Perryville Road, Crimson Building No. 2, Unit 4, Rockford, Illinois 61107.

                  (c) The Reporting Person is the Chief Financial Officer of the Company.

                  (d) During the five years prior to the date hereof, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

                  (e) During the five years prior to the date hereof, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (f) The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Person invested his personal funds in the acquisition of Shares with respect to which he has sole voting and dispositive power. The Reporting Person did not invest any funds in the acquisition of 79,941,078(2) Shares, which he may be deemed to own beneficially by virtue of the co-sale provisions discussed in Item 4 below.

----------------------
(2) The disclaimer by the Reporting Person of 79,941,078 Shares is based upon the current aggregate beneficial ownership of Shares by the 2002 Holders, Oracle and Reicher (each, as defined in Item 4). When the proposed amendment to the Company's Certificate of Incorporation, including, without limitation, the increase in the Company's authorized capital, is approved by its shareholders, the number of Shares beneficially owned by the 2002 Holders, Oracle and Reicher and disclaimed by the Reporting Person shall be 184,483,346, in the aggregate.

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                                  SCHEDULE 13D                Page 4 of 10 Pages

Item 4.  Purpose of Transaction.

         A. Debenture Purchase Agreement

         Pursuant to the Debenture Purchase Agreement, dated December 20, 2002, by and among the Company, Care Capital Investments II, LP ("Care"), Essex Wodlands Health Ventures V, L.P. ("Essex"), Michael Reicher ("Reicher"), the Reporting Person and the other parties set forth on Exhibit A attached thereto (the "Debenture Purchase Agreement"), annexed hereto as Exhibit 1 and described more fully below, the Company completed a private sale of its 5% convertible senior secured debentures (the "Debentures") to Care, Essex and certain other purchasers (collectively, the "2002 Holders").

         Article XVIII (Co-Sale Rights) of the Debenture Purchase Agreement provides, inter alia, that if Galen Partners, L.P., Galen Partners International III, L.P., Galen Employee Fund III, L.P. (collectively, "Galen"), Oracle Strategic Partners L.P. ("Oracle"), Michael Reicher, Chief Executive Officer of the Company, or Peter Clemens, Chief Financial Officer of the Company, intends to transfer any Shares owned by it/him or any Debentures or certain other debt securities owned by it/him, such transferor (the "Selling Security Holder") must notify the 2002 Holders in writing of such proposed transfer and the terms and conditions thereof. Within 15 business days of the date of such notice, each 2002 Holder must notify the Selling Security Holder if such holder elects to participate in the proposed transfer described in the written notice provided by the Selling Security Holder. Any 2002 Holder that desires to participate in such transfer may do so on a pro rata basis, subject to certain terms and conditions, as more fully described in the Debenture Purchase Agreement.

         By virtue of the co-sale rights discussed above, the Reporting Person reports shared voting power and shared dispositive power with respect to 79,941,078(2) Shares owned by the 2002 Holders, Oracle, and Reicher. The Reporting Person disclaims ownership of such 79,941,078(2) Shares. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities with respect to which he does not have sole voting power and/or dispositive power.

         The above summary description of the Debenture Purchase Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Debenture Agreement annexed hereto as
         Exhibit 1, which is incorporated herein by reference.

         B. Voting Agreement

         As contemplated in the Debenture Purchase Agreement, the Reporting Person and certain other security holders executed a Voting Agreement, dated December 20, 2002 (the "Voting Agreement"), annexed hereto as
         Exhibit 2, providing that, among other things, each such person shall vote the Shares (including Shares underlying any

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                                  SCHEDULE 13D                Page 5 of 10 Pages

         existing debentures of the Company) owned by it in favor of the proposals described in the Debenture Purchase Agreement, including, without limitation, certain amendments to the Company's Certificate of Incorporation. The Voting Agreement also provides that each of the signatories to the Voting Agreement shall vote the Shares (including Shares underlying any existing debentures of the Company), and take or cause to be taken such other actions, as may be required from time to time to elect to the Board of Directors of the Company one person designated by Care and one person designated by Essex.

         The above summary description of the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement annexed hereto as Exhibit 2, which is incorporated herein by reference.

         C. Stock Option Agreements.

         The reporting person is a party to certain Stock Option Agreements between the Company and the Reporting Person (the "Option Agreements"), annexed hereto as Exhibit 3.

         Subject to the terms of the Option Agreements, Reporting Person has options to purchase 625,000 Shares at exercise prices ranging from $1.11 to $2.38. Of the 625,000 Shares 406,250 Shares are vested and 218,750 are unvested.

         The above summary description of the Option Agreements is not intended to be complete and is qualified in its entirety by reference to the full text of the Option Agreements annexed hereto as Exhibit 3, which is incorporated herein by reference.

         Except as set forth herein, or as set forth in the Exhibits annexed the Reporting Person does not have any plans or proposals that relate to or would result in any of the following:

                  (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

                  (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                  (iii) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

                  (iv) any change in the present board of directors or management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (v) any material change in the present capitalization or dividend policy of the Company;

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                                  SCHEDULE 13D                Page 6 of 10 Pages

                  (vi) any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

                  (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                  (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
                           Section 12(g)(4) of the Act; or

                  (x)      any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

                  (a) As more fully described in Item 4 above, the Reporting Person is a beneficial owner of 722,294(1) Shares constituting 3.32% of the outstanding capital stock of the Company. In the event of the approval of the Amendment to the Company's Certificate of Incorporation by its Shareholders, as contemplated by the Debenture Purchase Agreement, the Reporting Person will become a beneficial owner of 862,299 Shares constituting 3.94% of the outstanding capital stock of the Company.

                  (b) The Reporting Person has sole voting power and dispositive power with respect to 722,294(1) Shares constituting 3.32% of the outstanding capital stock of the Company. Due to the co-sale provisions of the Debenture Purchase Agreement, the Reporting Person may be deemed to be the beneficial owner of approximately 79,941,078(2) Shares. Such beneficial ownership is specifically disclaimed by the Reporting Person.

                  (c) During the past sixty days prior to the date hereof the Reporting Person has not engaged in any transaction in the Shares.

                  (d) No person, other than the Reporting Person, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares owned by the Reporting Person.

                  (e)      Not applicable.

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                                  SCHEDULE 13D                Page 7 of 10 Pages

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

         See response to Item 4.

         A copy of the Debenture Purchase Agreement is attached hereto as
         Exhibit 1 and is incorporated herein by reference.

         A copy of the Voting Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

         Copies of the Option Agreements are attached hereto as Exhibit 3 and are incorporated herein by reference.

                                    SIGNATURE

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 12, 2003                         /s/ Peter A. Clemens
                                              --------------------
                                              Peter A. Clemens